
March 26, 2024

Kimberly Nelson
Chief Financial Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

> **Re: SPS Commerce, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response dated March 14, 2024**
> **File No. 001-34702**

Dear Kimberly Nelson:

We have reviewed your March 14, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Metrics and Non-GAAP Financial Measures, page 28

1. We note your response to prior comment 1. While you state that customer attrition is not a "key metric" used by management in making strategic business decisions or that you do "not necessarily need to monitor customer contract renewals," please tell us whether you otherwise calculate attrition or renewal rates internally on a regular basis. If so, provide us with a breakdown of such rates for each of the last three fiscal years so that we may better assess your response and disclosures. In addition, while you state in your response to prior comment 2 that revenue from new customers is generally not tracked and you do not believe it is possible without undue effort to disclose revenue from recently acquired business combinations, tell us how you considered disclosing the number of new customers acquired each period, both organically and from business combinations, to add

further context to your source of revenue and your ability to retain customers. In your response, provide us with the number of new customers acquired during each period presented both in total and separately from business combinations.

 Please contact Megan Akst at 202-551-3407 or Melissa Kindelan at 202-551-3564 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Senger